Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

May 30, 2024

VIA EDGAR TRANSMISSION

Attn: Tony Burak and David Mathews

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”) Registration Statement on Form N-14 File No. 333-278715

Dear Messrs. Burak and Mathews:

This correspondence responds to comments the Trust received on May 8, 2024 from Tony Burak of the accounting staff of the U.S. Securities and Exchange Commission (the “Commission”) and on May 16, 2024 from David Mathews of the Commission’s disclosure review staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Clockwise Core Equity & Innovation ETF (the “Acquiring Fund”), a series of the Trust, in connection with the reorganization of the Clockwise Core Equity & Innovation ETF (the “Target Fund,” and together with the Acquiring Fund, the “Funds”), a series of Capitol Series Trust.

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

I.	Comments from Mr. Burak

General.

1.	Please update the financial information in the Registration Statement consistent with the timing requirements of Article 3-18 of Regulation S-X. For example, please include the Target Fund’s semi-annual report as contemplated by the placeholder in the Registration Statement.

Response: The Trust confirms that the financial information in the Registration Statement has been revised so that it is within the timing requirements of Article 3-18 of Regulation S-X.

2.	As a reminder, please include an updated auditor’s consent with the definitive Form N-14 filing.

Response: The Trust confirms that an updated auditor consent will be included as an exhibit to the definitive N-14 filing.

3.	The Staff notes that the Cap table is currently blank. As a reminder, please include a completed cap table prior to effectiveness.

Response: The Trust confirms that the Cap table will be completed prior to effectiveness.

Q&A.

4.	Regarding the response to the question “Will the Reorganization affect the fees and expenses I pay as a shareholder of the Target Fund?,” please revise the references indicating that the Fund’s total fund operating expenses are 0.95% per annum. The Staff notes that that figure more appropriately should reference the Fund’s unitary management fee, as the Fund’s total operating expenses also reflect AFFE.

Response: The Trust confirms that the foregoing references have been revised to reference the Fund’s unitary management fee.

II.	Comments from Mr. Mathews

Q&A.

5.	As a result of the reorganization, the Fund’s primary adviser will change. With respect to the Q&A regarding whether shareholders need to vote, please supplementally confirm that the written consent approval will meet 1940 Act majority standards and also how you will monitor ownership levels between now and the operative record date to ensure the required vote is obtained.

Response: The Trust confirms supplementally that the written consent shall be treated for all purposes as a vote taken at a meeting of shareholders, in accordance with the Capitol Series Trust’s Declaration of Trust, and will comply with 1940 Act majority standards. Similar to what occurs with a shareholder meeting, a record date has been set to determine the shareholders entitled to receive the information statement, and a majority of shareholders on that date will have approved the reorganization by written consent prior to the closing of the transaction.

6.	With respect to the Q&A regarding the purpose of the reorganization, in addition to the factors considered by the Target Fund Board which are described in a subsequent section, please revise the disclosure to include more details as to the business reasons or rationale prompting the Target Fund to seek to reorganize, and the nature of the discussions that occurred between Clockwise and Tidal precipitating the reorganization. Please also describe supplementally in correspondence, if applicable, any additional agreements and understandings between Tidal and Clockwise, not reflected in the advisory agreement or other exhibits.

Response: The Trust responds by revising the referenced disclosure as follows:

“The primary purpose of the Reorganization is to restructure certain of the servicing arrangements associated with the Target Fund. To accomplish this, Clockwise Capital LLC (“Clockwise”), the investment adviser to the Target Fund, recommends that the Target Fund be reorganized into and with the Acquiring Fund. Clockwise’s recommendation was made in light of its desire to provide the Target Fund’s shareholders with access to the ETF product, administration and distribution support resources of Tidal Investments LLC (“Tidal”), while enabling Clockwise to continue to fully focus on day-to-day portfolio management of the Fund. In particular, as a result of discussions with personnel of Tidal and related due diligence of Tidal and its operations, Clockwise determined that the overall service and distribution opportunities offered by Tidal, combined with Clockwise’s ability to focus on its core role of managing the Fund’s portfolio, will result in a substantial benefit to the Acquiring Fund and its shareholders. If the Reorganization is approved, Clockwise will continue to be fully responsible for the day-to-day management of the Fund. Tidal will serve as the investment adviser for the Acquiring Fund and will oversee Clockwise as well as provide administration and other support services. The Reorganization will allow Clockwise to more fully leverage its resources on the Acquiring Fund.”

The Trust also responds supplementally by stating that Tidal and Clockwise intend to enter into an “ETF Support Agreement,” which is essentially a fund sponsorship agreement. That is an agreement whereby the investment adviser to a fund and a third-party, in this case, the sub-adviser, agree to assume certain initial and ongoing fund-related expenses.

Neither the Trust nor the Fund is a party to the ETF Support Agreement, and neither the Trust nor the Fund has any obligation to make any payments with respect thereto. The Trust has included a form of ETF Support Agreement as an Exhibit to the Fund’s registration statement.

7.	With respect to the Q&A regarding whether the reorganization will affect shareholder fees and expenses, please revise to include a cross reference to the explanation of the unitary fee structure and the fees that the Acquiring Fund remains responsible for, as presented in the footnotes to the fee table.

Response: The requested cross reference has been added.

General.

8.	In the section incorporating documents by reference, please include SEC file numbers.

Response: The requested disclosure has been added.

9.	Please supplementally describe to the Staff:
a.	how indications of approval from majority shareholders were obtained, including any methods of solicitation or outreach;
b.	the nature of any affiliations or business relationships between the majority shareholders and the Target Fund and its affiliates; and
c.	whether any indications of approval were done by binding voting commitments or similar arrangements.

Response:

a.	In order to get indications of approval from the majority shareholders, Clockwise reached out to majority shareholders via available contact methods (phone, email, etc.) to determine whether they were amenable to the reorganization through a consent action in accordance of the Capitol Series Trust’s Declaration of Trust.

b.	The majority shareholders include a portfolio manager to the Target Fund as well as persons with ownership interests in the Target Fund’s investment adviser.

c.	There were no indications of approval obtained by binding voting commitments or similar arrangements.

10.	Ensure that all changes made to the Acquiring Fund’s prospectus and SAI as a result of Staff comments provided separately on that filing are also incorporated into the next amended N-14 filing, as applicable.

Response: The applicable changes have been made.

11.	With respect to the comparison of the Acquiring Fund and Target Fund’s principal investment strategies, specially the Acquiring Fund’s 3rd row of the chart on page 3, the Staff notes the redaction of “using its own internal research and analysis.” Please supplementally clarify if Clockwise will not use its own internal research or analysis following the reorganization, and whether it will be dependent on third parties for research and analysis, and if so include a description of the nature of such third party services.

Response: The Trust responds by stating that the referenced disclosure was removed solely to avoid redundancy, as similar disclosure is also included in the sentence that follows.

12.	Please supplementally advise the Staff if any exemptive orders obtained by the Target Fund, its adviser or affiliates, will be relied upon by the Acquiring Fund.

Response: The Trust confirms that the Acquiring Fund will not be relying upon any exemptive relief obtained by the Target Fund, its adviser or affiliates.

13.	In Exhibit A, please change each instance of Predecessor Fund to Target Fund throughout to harmonize with the rest of the N-14, or alternatively, add a statement to the beginning of Exhibit A indicating that Predecessor Fund refers to the Target Fund.

Response: Each instance of Predecessor Fund has been changed to Target Fund.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC

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